Exhibit 6.1

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2011	2010	2009	2008	2007
		(thousands of pesos
		and share amounts, except per share)

Weighted average shares (Basic EPS) U.S. GAAP	789,819	789,819	789,819	789,819	560,176
Weighted average shares (Diluted EPS) U.S. GAAP	812,882	833,588	833,611	829,337	606,144
Net (loss) Income under U.S. GAAP for basic computation	(536,959)	(866,409)	(377,435)	(240,058)	160,999
Preferred stock dividend under US GAAP not available for common shareholders	—	—	—	—	—
Amount allocated to preferred shareholders	—	—	—	—	—
Net (loss) Income under U.S. GAAP for dilutive computation	(536,959)	(866,409)	(377,435)	(240,058)	160,999
Basic EPS U.S. GAAP	(0.68)	(1.10)	(0.48)	(0.30)	0.29
Diluted EPS U.S. GAAP	(0.68)	(1.10)	(0.48)	(0.30)	0.27
Weighted average shares (Basic EPS) MFRS	789,819	789,819	789,819	789,819	560,176

Weighted average shares (Diluted EPS) MFRS	—	—	—	—	606,144
Net (loss) Income under MFRS for basic computation	(536,457)	(1,184,879)	(303,558)	(437,763)	36,196
Net (loss) Income under MFRS for dilutive computation	(536,457)	(1,184,879)	(303,558)	(437,763)	36,196
Basic EPS MFRS	(0.68)	(1.50)	(0.38)	(0.55)	0.06
Diluted EPS MFRS	(0.66)	—	—	—	0.06